Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Electro-Sensors, Inc.  (“ELSE,” “we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.

DESCRIPTION OF CAPITAL STOCK

The following summary of the general terms and provisions of our capital stock does not purport to be complete and is based upon and qualified by reference to our articles of incorporation and bylaws, which are either filed as exhibits to our Annual Report on Form 10-K or are incorporated by reference to our Annual Report on Form 10-K.  We encourage you to read our articles of incorporation, our bylaws and the applicable provisions of the Minnesota Business Corporation Act, or MBCA, for additional information.

Authorized Shares of Capital Stock

The aggregate number of shares of capital stock that the Company has authority to issue is 10,000,000 shares of common stock, par value $0.10.

Common Stock

Holders of the Company’s common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders and do not have cumulative voting rights. Except as otherwise provided by law, our articles of incorporation or our bylaws, matters will generally be decided by the vote of the holders of a majority of the voting power present in person or represented by proxy. Our bylaws provide that the authorized number of directors will be fixed by the shareholders at each annual meeting and that either the shareholders or the board of directors may increase or decrease the number of directors.  Our board of directors is not classified.

Holders of our common stock are entitled to receive dividends declared by our board of directors out of funds legally available for the payment of dividends.  In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations.

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Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption provisions applicable to the common stock.

All outstanding shares of our common stock are fully paid and nonassessable.

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, Corporate Trust Services, 6201 15th Avenue, Brooklyn, NY 11219

Our common stock is currently listed on Nasdaq Capital Market tier of The NASDAQ Stock Market LLC under the trading symbol “ELSE.”

Preferred Stock

We have no preferred stock authorized or outstanding.

Bylaw Provisions on Minnesota Courts as Exclusive Forum for Internal Corporate Claims

Section 13.2 of our bylaws provides that the sole and exclusive forum for (i) any claim that is based upon a violation of a duty under the laws of the State of Minnesota by a current or former director, officer or shareholder in such capacity; (ii) any derivative action or proceeding brought on behalf of the corporation; or (iii) any action asserting a claim arising under any provision of the Minnesota Business Corporation Act or the corporation’s articles or bylaws will be the federal courts (where jurisdiction exists) and state courts located in Hennepin County, Minnesota. Any person or entity purchasing or otherwise acquiring an interest in shares of capital stock of the corporation is deemed to have notice of and consented to the provisions of this bylaw.

Shareholder Meetings

Under our bylaws, annual meetings of our shareholders may be called only by our board of directors, or by written consent of all the shareholders entitled to vote at the annual meeting.

Under our bylaws, special meetings of our shareholders may be called by the Secretary upon request of the Chairman, the President or the board of directors (acting by majority vote), or by a shareholder or shareholders holding 10% or more of the voting power of the shareholders.

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Unanimous Shareholder Action in Writing

Our bylaws permit shareholders to take any action that might be taken at a meeting of the shareholders by written action, but only if it is signed by all of the shareholders entitled to vote on that action.

Provisions of Minnesota Law

The following provisions of the MBCA may have an effect of delaying, deterring or preventing an unsolicited takeover of the Company or make an unsolicited takeover of the Company more difficult.

MBCA Section 302A.553 [Power to acquire shares] subd 3, [limitation on share purchases]  prohibits a publicly held corporation such as ELSE from purchasing shares entitled to vote for more than market value from a person that beneficially owns more than 5% of the voting power of the corporation if the shares have been beneficially owned for less than two years unless the purchase or agreement to purchase is approved at a meeting of shareholders by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote or the corporation makes an offer, of at least equal value per share, to all shareholders for all other shares of that class or series and any other class or series into which they may be converted.

MBCA Section 302A.673 [Business combinations] prohibits a public Minnesota corporation, such as Electro-Sensors, Inc. from engaging in a business combination with an interested shareholder for a period of four years after the date of the transaction in which the person became an interested shareholder, unless either (i) the business combination or (ii) the acquisition by which the person becomes an interested shareholder is approved in a prescribed manner before the person became an interested shareholder. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who is the beneficial owner, directly or indirectly, of 10% or more of a corporation’s voting stock, or who is an affiliate or associate of the corporation, and who, at any time within four years before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the corporation’s outstanding voting stock.

If a takeover offer is made for our stock, MBCA Section 302A.675 [Takeover offer; fair price] precludes the offeror from acquiring additional shares of stock (including in acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of the takeover offer, unless shareholders selling their shares in the later acquisition are given the opportunity to sell their shares on terms that are substantially the same as those contained in the earlier takeover offer. A “takeover offer” is a tender offer that results in an offeror who owned ten percent or less of a class of our shares acquiring more than ten percent of that class, or that results in the offeror increasing its beneficial ownership of a class of our shares by more than ten percent of the class, if the offeror owned ten percent or more of the class before the takeover offer. Section 302A.675 does not apply if a committee of our board of directors formed in accordance with Section 302A.675 approves the proposed acquisition before any shares are acquired pursuant to the earlier tender offer.

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